SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                                (Amendment 1)*


                                  Sonosite Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    83568G104
                                 (CUSIP Number)

                               December 31, 2000
            (Date of Event Which Requires Filing of this Statement)
                               ------------------
        Check the appropriate box to designate the rule pursuant to which this schedule is filed:
                                (X) Rule 13d-1(b)
                                ( ) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                         (Continued on following page(s))

------------------------------------------------------------
1)       Name of Reporting Person           SAFECO Common Stock Trust
         S.S. or I.R.S. Identification
         No. of Above Person
---------------------------------------------------------------
2)       Check the Appropriate Box          (a)
         if a Member of a Group             ___________________________
         (See Instructions)                 (b)
---------------------------------------------------------------
3)       SEC Use Only
---------------------------------------------------------------
4)       Citizenship or Place of             State of Delaware
         Organization
---------------------------------------------------------------
Number of       (5) Sole Voting
Shares Bene-         Power                   0
ficially
Owned by       ___________________________________________________
Reporting       (6) Shared Voting
Person With         Power                   574,200
               ---------------------------------------------------
                  (7) Sole Dispositive
                                 Power       0
               ---------------------------------------------------
                  (8) Shared
                        Dispositive         574,200
                        Power
______________________________________________________________
9)       Aggregate Amount Beneficially
         Owned by Reporting                 574,200
         Person
---------------------------------------------------------------
10)      Check if the Aggregate
         Amount in Row (9) Excludes
         Certain Shares (See Instructions)
---------------------------------------------------------------
11)      Percent of Class
         Represented by Amount              5.9%
         in Row 9
---------------------------------------------------------------
12)      Type of Reporting Person           IV
         (See Instructions)

-------------------------------------------------------------
 1)      Name of Reporting Person           SAFECO Asset Management
         S.S. or I.R.S. Identification               Company
         No. of Above Person
---------------------------------------------------------------
2)       Check the Appropriate Box          (a)
         if a Member of a Group             ___________________________
         (See Instructions)                 (b)
---------------------------------------------------------------
3)       SEC Use Only
---------------------------------------------------------------
4)       Citizenship or Place of             State of Washington
         Organization
---------------------------------------------------------------
Number of       (5) Sole Voting
Shares Bene-         Power                  0
ficially           ___________________________________________________
Owned by       (6) Shared Voting
Reporting              Power                907,600
Person With       ___________________________________________________
                  (7) Sole Dispositive
                               Power        0
                  ---------------------------------------------------
                  (8) Shared Dispositive
                                Power       907,600
                  ---------------------------------------------------
9)       Aggregate Amount Beneficially      907,600(1)
         Owned by  Reporting Person
---------------------------------------------------------------
10)      Check if the Aggregate
         Amount in Row (9) Excludes
         Certain Shares (See Instructions)
---------------------------------------------------------------
11)      Percent of Class Represented
         by Amount in Row 9                 9.5%
---------------------------------------------------------------
12)      Type of Reporting Person           IA
         (See Instructions)

--------
     1 The Reporting Person disclaims beneficial ownership of 894,600 of the shares reported on this joint 13G. Those reported shares are owned beneficially by registered investment companies for which the Reporting Person serves as an adviser, and include the shares reported in this joint 13G by SAFECO Common Stock Trust.

===============================================================
1)       Name of Reporting Person
         S.S. or I.R.S. Identification     SAFECO Corporation
         No. of Above Person
---------------------------------------------------------------
2)       Check the Appropriate Box          (a)
         if a Member of a Group             ___________________________
         (See Instructions)                 (b)
---------------------------------------------------------------
3)       SEC Use Only
---------------------------------------------------------------
4)       Citizenship or Place of             State of Washington
         Organization
---------------------------------------------------------------
Number of       (5) Sole Voting
Shares Bene-         Power                  0
ficially           ___________________________________________________
Owned by       (6) Shared Voting
Reporting              Power                941,100
Person With       ___________________________________________________
                  (7) Sole Dispositive
                                Power       0
                  ---------------------------------------------------
                  (8) Shared
                        Dispositive Power   941,100
---------------------------------------------------------------
9)       Aggregate Amount Beneficially
         Owned by  Reporting Person         941,100(2)
---------------------------------------------------------------
10)      Check if the Aggregate
         Amount in Row (9) Excludes
         Certain Shares (See Instructions)
---------------------------------------------------------------
11)      Percent of Class Represented
         by Amount in Row 9                 9.8%
---------------------------------------------------------------
12)      Type of Reporting Person           HC
         (See Instructions)
-------
2    The  Reporting  Person  disclaims  beneficial  ownership  of 928,100 of the
     shares   reported  on  this  joint  13G.  The  reported  shares  are  owned beneficially by registered investment companies for which a subsidiary of the Reporting Person serves as adviser and by employee benefit plans for which the Reporting Person is a plan sponsor, and include the shares reported in this joint 13G by SAFECO Common Stock Trust.

Item 1(a).        Name of Issuer:  See front cover

Item 1(b).        Address of Issuer Principal Executive Offices:

                  North Creek Parkway, P.O. Box 3020, Bothell, WA  98041-3020

Item 2(a).        Name of Person(s) Filing:  See Item 1 on cover page (pp 2-4).

Item 2(b).        Address of Principal Business Office or, If None, Residence:

                  SAFECO Common Stock Trust:
                        10865 Willows Road NE, Redmond, WA 98052

                  SAFECO Corporation:  SAFECO Plaza, Seattle, WA  98185

                  SAFECO Asset Management Company:
                       601 Union Street, Suite 2500, Seattle, WA 98101

Item 2(c).        Citizenship:   See Item 4 on cover page (pp 2-4).

Item 2(d).        Title of Class of Securities:   See front cover page.

Item 2(e).        CUSIP Number:   See front cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the persons filing are:

         (a)      ( )Broker or Dealer registered under Section 15 of the Act.
         (b)      ( )Bank as defined in Section 3(a)(6) of the Act.
         (c)      ( )Insurance Company as defined in Section 3(a)(19)of the Act.
         (d)      (X)Investment Company registered under Section 8 of the
                     Investment Company Act of 1940.
         (e)      (X)Investment Advisor registered under Section 203 of the
                     Investment Advisers Act of 1940.
         (f)      ( )Employee  Benefit Plan,  Pension Fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
         (g)      (X)Parent Holding Company in accordance with
                     Rule 13d-1(b)(ii)(G).
         (h)      ( ) Savings Association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.
         (i)      ( ) Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
         (j)      ( )Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership:

                  Items (a) through (c): See items 1 and 5-11 of the cover pages (pp 2-5).

                  SAFECO Asset Management Company and SAFECO Corporation expressly declare that the filing of this statement on
                  Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of 894,600 and 928,100 shares, respectively, of the securities covered by this statement. Each of such companies is filing this statement because it is considered an indirect beneficial owner of such securities based on its ownership or control of one or more investment companies or its sponsorship of employee benefit plans which directly own such shares.

Item 5.  Ownership of 5% or Less of a Class:  Not applicable.

Item 6.  Ownership of More than 5% on Behalf of Another Person:  Not applicable.

Item 7.  Identification  and  Classification of the Subsidiary Which Acquired
                the Security Being Reported on by the Parent Holding Company.


                  SAFECO Asset Management Company is the subsidiary on which SAFECO Corporation is reporting as the parent holding company. SAFECO Asset Management Company is an investment adviser as specified in Item 12 on the cover page (p. 3), and reported shares are owned beneficially by registered investment companies for which SAFECO Asset Management Company serves as investment adviser.

Item 8.  Identification and Classification of Members of the Group.
                Not applicable.

Item 9.  Notice of Dissolution of Group.  Not applicable.

Item 10.Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

                  The statement required by Rule 13d-1(f) is attached as
                        Exhibit A.


Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 12, 2001                                SAFECO Corporation



                                                By       /s/ Ronald L. Spaulding
                                                        -----------------------
                                                  Ronald L. Spaulding, Treasurer


                                                     SAFECO Common Stock Trust



                                                By       /s/ Ronald L. Spaulding
                                                        -----------------------
                                                  Ronald L. Spaulding, Treasurer


                                                 SAFECO Asset Management Company



                                                 By       /s/ David H. Longhurst
                                                          ----------------------
                                                   David H. Longhurst, Secretary

                                    EXHIBIT A



Agreement for filing Schedule 13-G.

Pursuant to the requirements of Regulation 13d-1(d), SAFECO Corporation, SAFECO Asset Management Company, and SAFECO Common Stock Trust each agree that Schedule 13-G filed by them with regard to Sonosite Inc.'s common stock is filed on behalf of each of them.


Date: January 12, 2001                                SAFECO Corporation



                                               By       /s/ Ronald L. Spaulding
                                                        -----------------------
                                                  Ronald L. Spaulding, Treasurer


                                                     SAFECO Common Stock Trust



                                                By       /s/ Ronald L. Spaulding
                                                        -----------------------
                                                  Ronald L. Spaulding, Treasurer


                                                 SAFECO Asset Management Company



                                                 By       /s/ David H. Longhurst
                                                          ----------------------
                                                   David H. Longhurst, Secretary